Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in this Registration Statement on Amendment No. 1 to the Form S-1 (SEC Registration No. 333-229227) as filed with the SEC of our audit report dated January 11, 2019, with respect to the balance sheet of Zamee Corp. as of November 30, 2018 and 2017 and the related statements of operations, changes in stockholders’ equity, and cash flows for the period from February 15, 2017 (inception) to November 30, 2018. Our report dated January 11, 2019, relating to those financial statements, includes an emphasis of matter paragraph relating to substantial doubt as to Zamee Corp.'s ability to continue as a going concern. We also consent to the reference to us under the heading “Experts” in such Registration Statement.

Fruci & Associates II, PLLC

Spokane, Washington

February 27, 2019